

February 11, 2013

Via E-mail
Frank J. Drohan
President, Chief Executive and Financial Officer
Omagine, Inc.
350 Fifth Avenue, Suite 4815-17
New York, NY 10118

   Re: Omagine, Inc.
      Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2011
      Amendment No. 1 to Form 10-Q for the Quarterly Period Ended
       September 30, 2012
      Filed January 22, 2013
      Response dated February 4, 2013
      File No. 001-16419

Dear Mr. Drohan:

  We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1. We do not concur with your conclusion that an Item 4.02 should not be filed. As a result of the error in your financials that required a restatement of previously issued financial statements, please file an Item 4.02 Form 8-K as soon as possible.

Frank J. Drohan
Omagine, Inc.
February 11, 2013
Page 2

Form 10-K Amendment No. 2

Item 9A Controls and Procedures, page 23

Management's evaluation of disclosures control and procedures, page 23

Management's report on internal control over financial reporting, page 24

2. We note your response to prior comment 2. Please note that during the timing of the prior staff letter you refer to, the issue of whether you were a development stage entity had not been resolved. As such, we do not believe the reliance on a previous response before the resolution of the above issue is an acceptable defense or justifiable basis supporting your assertion that a reevaluation of your disclosure controls and procedures and internal control over financial reporting is not warranted. In light of your restatements, we remain unclear about the appropriateness of your conclusions that the disclosure controls and procedures and internal control over financial reporting were effective. As such, please further provide your basis or revise.

You may contact Angie Kim, Staff Attorney at (202) 551-3535 or Lilyanna Peyser, Staff Attorney at (202) 551-3222 if you have questions regarding legal matters. Please contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments on the financial statements or any other matters.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: David B. Manno, Sichenzia Ross Friedman Ference LLP